UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination and New York Stock Exchange Listing

On July 6, 2023, Lifezone Metals Limited, an Isle of Man company (the “Company”), and GoGreen Investments Corporation, an exempted company incorporated under the laws of the Cayman Islands (“GoGreen”), issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of December 13, 2022, by and among the Company, GoGreen, GoGreen Sponsor 1 LP, a Delaware limited partnership, Aqua Merger Sub, a Cayman Islands exempted company and wholly owned direct subsidiary of the Company, Lifezone Holdings Limited, an Isle of Man company (“LHL”), Keith Liddell, solely in his capacity as LHL Shareholders representative, and the shareholders of LHL party thereto, and the listing of the Company’s ordinary shares and warrants on the New York Stock Exchange.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and GoGreen, dated July 6, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: July 6, 2023	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

3